Exhibit 99.1

Execution Version

COOPERATION AGREEMENT

This Cooperation Agreement, dated as of January 30, 2020 (this “Agreement”), is by and among Six Flags Entertainment Corporation (the “Company”) and the persons and entities set forth on Schedule A hereto (the “H Partners Group,” and, for clarity and as applicable, including each member thereof acting individually).

RECITALS

WHEREAS, the Company and H Partners Management, LLC (“H Partners”), a member of the H Partners Group, have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, the H Partners Group is the Beneficial Owner of 5,500,000 shares of common stock, $0.025 par value per share, of the Company (the “Common Stock”), or approximately 6.5% of the Common Stock issued and outstanding on the date hereof; and

WHEREAS, the Company and the H Partners Group have determined to come to an agreement with respect to certain matters relating to the composition of the Board of Directors of the Company (the “Board”) and certain other matters, as provided in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

Section 1.Board Appointment and Related Agreements.

(a)Board Appointment.

(i)Immediately following the execution of this Agreement, the Board and all applicable committees thereof shall take all necessary actions to appoint Arik Ruchim (the “New Director”) (x) as a director of the Company and (y) to each of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”) and the Compensation Committee of the Board. Concurrent with his appointment to the Board, Mr. Ruchim has executed and delivered an irrevocable letter of resignation in the form attached hereto as Exhibit A (the “Irrevocable Letter of Resignation”).

(ii)At all times while serving as a member of the Board (and as a condition to such service), the New Director shall comply with all policies, codes and guidelines applicable to Board members generally, including the Company’s Code of Business Conduct and Ethics.

(b)New Director Nomination. The Company’s slate of nominees for the election of directors of the Company at the Company’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”) shall include the New Director as a nominee. The Company will recommend that the Company’s stockholders vote in favor of the election of the New Director at the 2020 Annual Meeting and will support the New Director for election in a manner consistent with its support for the other nominees of the Company.

(c)Replacement Director.

(i)From the date of this Agreement until the expiration of the Cooperation Period, if the New Director is unable or unwilling to serve as a director or resigns as a director, then for so long as (x) the H Partners Group continuously Beneficially Owns in the aggregate at least the lesser of 3.0% of the Company’s then outstanding Common Stock and 2,535,734 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (such lesser amount, the “Minimum Ownership Level”) and (y) the H Partners Group is not in material breach of this Agreement, H Partners Group shall have the ability within 30 days of the New Director’s departure from the Board to recommend a substitute full-time employee of the H Partners Group (who shall not be Mr. Ruchim) (a “Full-Time Employee”) to replace the New Director in accordance with this Section 1(c) (any such replacement director, a “Replacement Director”). Except as otherwise specified in this Agreement, if a Replacement Director is appointed to the Board, all references in this Agreement to the term “New Director” will include such Replacement Director.

(ii)The appointment of any Replacement Director shall be subject to (A) such individual being a Full-Time Employee and (B) the execution and delivery by such Replacement Director of (x) a fully completed copy of the Company’s standard director and officer questionnaire and other reasonable and customary director onboarding documentation required by the Company in connection with the appointment or election of new Board members, (y) a written acknowledgment that such Replacement Director agrees to be bound by all agreements, policies, codes and guidelines applicable to non-employee directors of the Company and (z) the Replacement Director Irrevocable Letter of Resignation in the form attached as Exhibit B hereto.

(iii)If the H Partners Group recommends a Full-Time Employee other than Rehan Jaffer, the appointment of such Replacement Director shall be subject to (A) such Replacement Director satisfying the H Partners Director Criteria, and (B) the Board determining such Replacement Director to be reasonably acceptable.

(iv)(A) If the H Partners Group recommends Rehan Jaffer as its candidate for Replacement Director, then the Board and all applicable committees thereof shall take all necessary actions to appoint Rehan Jaffer as the Replacement Director within 10 Business Days of his nomination to be the Replacement Director and (B) if the H Partners Group nominates a Full-Time Employee to be its candidate for Replacement Director other than Rehan Jaffer, then the Nominating Committee shall make its determination and recommendation regarding whether any candidate for Replacement Director so qualifies within 10 Business Days after such candidate has submitted to the Company the documentation required by this Section 1(c)(ii). If the Nominating Committee does not accept a substitute person recommended by the H Partners Group as a Replacement Director, then the H Partners Group will have the right to recommend additional substitute person(s) whose appointment will be subject to the Nominating Committee recommending such person in accordance with the procedures described in this Section 1(c). Upon the recommendation of a candidate for Replacement Director by the Nominating Committee, the Board shall review and vote on the appointment of such candidate to the Board no later than 10 Business Days after the Nominating Committee’s recommendation of such candidate; provided, that if the Board does not approve and appoint such candidate for Replacement Director to the Board, the Parties shall continue to follow the procedures described in this Section 1(c)(iii) until a Replacement Director is approved and appointed to the Board.

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(d)Additional Nominees.

(i)The Company agrees (A) to appoint three additional independent directors (each, a “New Independent Appointee”) to serve on the Board within a reasonable timeframe following the date hereof and (B) to ensure that one director serving on the Board as of January 31, 2020 (excluding Mr. Ruchim) shall resign from the Board, including all applicable committees thereof, on or before the appointment of the third New Independent Appointee.

(ii)H Partners will be permitted to present to the Board a list of up to eight candidates who are not Affiliates or Representatives of any member of the H Partners Group as New Independent Appointees (each such candidate, an “Additional Nominee”), and the Board shall consider in good faith at least one such Additional Nominee for appointment to the Board as a New Independent Nominee alongside any other qualified candidates identified by the Nominating Committee as a part of its standard processes for considering new director candidates.

(e)Additional Agreements.

(i)The H Partners Group agrees (A) to cause its Affiliates and Representatives to comply with the terms of this Agreement and (B) that it shall be responsible for any breach of this Agreement by any such Affiliate or Representative. A breach of this Agreement by an Affiliate or Representative of any member of the H Partners Group, if such Affiliate or Representative is not a party hereto, shall be deemed to occur if such Affiliate or Representative engages in conduct that would constitute a breach of this Agreement if such Affiliate or Representative were a party hereto to the same extent as the H Partners Group.

(ii)During the Cooperation Period, the H Partners Group agrees that it shall, and shall cause each of its Affiliates to, appear in person or by proxy at each annual or special meeting of the stockholders of the Company (each, a “Stockholder Meeting”) and vote all Voting Securities beneficially owned, directly or indirectly, by the H Partners Group or such Affiliate (or which the H Partners Group or such Affiliate has the right or ability to vote) at such meeting (A) in favor of the slate of directors recommended by the Board, (B) against the election of any nominee for director not approved, recommended and nominated by the Board for election at any such meeting, and (C) in accordance with the Board’s recommendation with respect to any other matter presented at such meeting; provided, that the H Partners Group shall be permitted to vote in its sole discretion with respect to any proposals relating to an Extraordinary Transaction.

(iii)At all times while the New Director is serving as a member of the Board, the restrictions contained in the Company’s policies, codes, procedures and guidelines applicable to the New Director (in his capacity as such), including the Company’s Code of Business Conduct and Ethics and any restrictions on insider trading with respect to, securities of the Company are, and shall be deemed to apply to each member of the H Partners Group (including, for the avoidance of doubt, any Affiliates of H Partners subsequently created or acquired after the date of this Agreement).

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(iv)During the Cooperation Period, (A) upon written request from the Company, the H Partners Group will promptly provide the Company with information regarding the amount of the securities of the Company then beneficially owned by the H Partners Group, (B) the H Partners Group will notify the Company within one Business Day of such time as the H Partners Group continuously Beneficially Owns less than the Minimum Ownership Level, and (C) the H Partners Group will notify the Company within one Business Day of the earlier to occur of the (x) consummation of any Substantial Disposition (as defined below) and (y) entry into any agreement or arrangement in respect of a Substantial Disposition. Such information provided to the Company will be kept strictly confidential unless required to be disclosed pursuant to law, legal process, subpoena, the rules of any stock exchange or any legal requirement or as part of a response to a request for information from any governmental authority with jurisdiction over the Company.

(v)Each Party agrees that, during the Cooperation Period, it shall not institute, solicit, join or assist in any litigation, arbitration or other proceeding (each, a “Legal Proceeding”) against or involving the other Party, any Affiliate of the other Party or any of their respective current or former directors or officers (including derivative actions), other than (a) to enforce the provisions of this Agreement or (b) to make counterclaims with respect to any proceeding initiated by, or on behalf of one Party or its Affiliates against the other Party or its Affiliates; provided, however, that the foregoing shall not prevent any Party or any of its Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (each, a “Legal Requirement”) in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, on behalf of or at the suggestion of such Party; provided, further, that in the event any Party or any of its Representatives receives such Legal Requirement, such Party shall give prompt written notice of such Legal Requirement to the other Party (except where such notice would be legally prohibited or not practicable). Each Party represents and warrants that neither it nor any assignee has filed any lawsuit against the other Party.

Section 2.Standstill Agreement. During the period commencing with the execution of this Agreement and ending on the later of (a) the earlier of (i) 30 days prior to director nomination deadline for the Company’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”) pursuant to the Company’s Amended and Restated Bylaws and (ii) the date that is one hundred (100) days prior to the first anniversary of the 2020 Annual Meeting, and (b) 10 days after the New Director is no longer serving on the Board (the “Cooperation Period”), the H Partners Group shall not, and it will cause each of its Affiliates not to, directly or indirectly (including through any director, officer, employee, partner, member, manager, consultant, legal or other advisor, agent or other representative (each of the foregoing, a “Representative”) of the H Partners Group or any Affiliate of the H Partners Group), in any manner, alone or in concert with others:

(a)(i) acquire, cause to be acquired, or offer, seek or agree to acquire, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining or forming a partnership, limited partnership, syndicate or other group (including any group of persons that would be treated as a single “person” under Section 13(d) of the Exchange Act), through swap or hedging transactions or otherwise (the taking of any such action, an “Acquisition”), ownership (beneficial or otherwise) of any securities or assets of the Company (or any direct or indirect rights or options to acquire such ownership, including voting rights decoupled from the underlying Voting Securities) such that after giving effect to any such Acquisition, the H Partners Group or any of its Affiliates holds, directly or indirectly, in excess of 14.9% of the then outstanding Voting Securities, (ii) acquire, cause to be acquired, or offer, seek or agree to acquire, whether by purchase or otherwise, any interest in any indebtedness of the Company, (iii) acquire, cause to be acquired, or offer, seek or agree to acquire, ownership (including Beneficial Ownership) of any asset or business of the Company or any right or option to acquire any such asset or business from any person, in each case other than securities of the Company, or (iv) effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist, facilitate or encourage any other Person to effect or seek, offer or propose to effect or participate in an Extraordinary Transaction (but nothing in this section 2(a)(iv) shall prohibit any member of the H Partners Group from tendering into a tender or exchange offer);

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(b)(i) nominate, give notice of an intent to nominate, or recommend for nomination a person for election to the Board (other than pursuant to Section 1(c)) or take any action in respect of the removal of any director, (ii) knowingly seek or encourage any person to submit any nomination in furtherance of a “contested solicitation” or take any other action in respect of the election or removal of any director, provided, however, that nothing in this Agreement shall prevent H Partners Group or its Affiliates or Representatives from taking actions in furtherance of identifying director candidates in connection with the 2021 Annual Meeting so long as such actions do not create a public disclosure obligation for H Partners Group or the Company, are not publicly disclosed by H Partners Group or its Affiliates or Representatives and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with H Partners Group’s normal practices in the circumstances, (iii) submit, or knowingly seek or encourage the submission of, any stockholder proposal (pursuant to Rule 14a-8 or otherwise) for consideration at, or bring any other business before, any Stockholder Meeting, (iv) request, or knowingly initiate, encourage or participate in any request, to call a Stockholder Meeting, (v) publicly seek to amend any provision of the Certificate of Incorporation, Bylaws, or other governing documents of the Company (each as may be amended from time to time), (vi) take any action similar to the foregoing with respect to any subsidiary of the Company, or (vii) seek to designate the New Director as Chairman of the Board or chairman of any committee thereof;

(c)solicit any proxy, consent or other authority to vote of stockholders or conduct any other referendum (binding or non-binding) (including any “withhold,” “vote no” or similar campaign) with respect to, or from the holders of, Voting Securities, or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in, or knowingly assist, advise, initiate, encourage or influence any person (other than the Company) in, any “solicitation” of any proxy, consent or other authority to vote any Voting Securities (other than such assistance, advice, encouragement or influence that is consistent with the Board’s recommendation in connection with such matter);

(d)(i) grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company’s proxy card for any Stockholder Meeting or as otherwise permitted by Section 1(e)(ii)) or (ii) deposit or agree or propose to deposit any securities of the Company in any voting trust or similar arrangement, or subject any securities of the Company to any agreement or arrangement with respect to the voting of such securities (including a voting agreement or pooling arrangement), other than (A) any such voting trust or arrangement solely for the purpose of delivering to the Company or its designee a proxy, consent, or other authority to vote in connection with a solicitation made by or on behalf of the Company or (B) customary brokerage accounts, margin accounts and prime brokerage accounts;

(e)knowingly encourage, advise or influence any person, or knowingly assist any person in so encouraging, advising or influencing any person, with respect to the giving or withholding of any proxy, consent or authority to vote any Voting Securities or in conducting any referendum (binding or non-binding) (including any “withhold,” “vote no” or similar campaign);

(f)form, join, encourage the formation of, or in any way participate in any partnership, limited partnership, syndicate or group (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Securities (other than a group that includes all or some of the members of the H Partners Group, but does not include any other entities or persons that are not members of the H Partners Group as of the date hereof; provided, however, that nothing herein shall limit the ability of an Affiliate of the H Partners Group to join such group following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement);

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(g)make or publicly advance any request or proposal to amend, modify or waive any provision of this Agreement, or take any action challenging the validity or enforceability of any provision of or obligation arising under this Agreement; provided, that the H Partners Group may make confidential requests to the Board to amend, modify or waive any provision of this Agreement, which the Board may accept or reject in its sole and absolute discretion, so long as any such request is not publicly disclosed by the H Partners Group and is made by the H Partners Group in a manner that could not reasonably be expected to require, and that does not require, the public disclosure thereof by the Company, the H Partners Group or any other person;

(h)(i) make a request for a list of the Company’s stockholders or for any books and records of the Company whether pursuant to Section 220 of the Delaware General Corporation Law or otherwise or (ii) engage any private investigations firm or other person to investigate any of the Company’s directors or officers;

(i)take any action that could reasonably be expected to require the H Partners Group, the Company or any of its subsidiaries or any other person to make a public announcement or disclosure regarding this Agreement (other than the Press Release) or any matter addressed in this Section 2; or

(j)enter into any discussion, negotiation, agreement, arrangement or understanding concerning any of the foregoing (other than this Agreement) or encourage, assist, solicit, seek or seek to cause any person to undertake any action inconsistent with this Section 2.

Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall prohibit or restrict any director of the Company, including the New Director, from, solely in his or her capacity as a director of the Company, exercising his or her fiduciary duties or from participating in board room discussions or private discussions with other members of the Board, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications.

Section 3.Representations and Warranties of All Parties. Each Party represents and warrants to the other Party that (a) such Party has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms (subject to applicable bankruptcy and similar laws relating to creditors’ rights and to general equity principles) and (c) this Agreement will not result in a material violation of any (i) term or condition of any agreement to which such person is a party or by which such Party may otherwise be bound or (ii) law, rule, license, regulation, judgment, order or decree governing or affecting such Party.

Section 4.Representations and Warranties of the H Partners Group. The H Partners Group represents, warrants and covenants to the Company that (a) as of the date of this Agreement, the H Partners Group collectively beneficially owns and is entitled to vote an aggregate of 5,500,000 shares of Common Stock, (b) as of the date of this Agreement, the H Partners Group does not have a Synthetic Position (other than the shares of Common Stock beneficially owned as set forth in clause (a) above) in any Voting Securities, (c) the H Partners Group will not become party to any agreement, arrangement or understanding (whether written or oral) with the New Director or any Replacement Director with respect to such person’s service as a director on the Board, including any such agreement, arrangement or understanding with respect to how such person should or would vote or act on any issue or question as a director.

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Section 5.Press Release; Communications. Promptly following the execution of this Agreement, the Company shall issue a mutually agreeable press release in the form attached hereto as Exhibit C (the “Press Release”) announcing certain terms of this Agreement. Neither the Company nor the H Partners Group shall make or cause to be made, and the Company and the H Partners Group will cause their respective Affiliates not to make or cause to be made, any public announcement or statement with respect to the subject matter of this Agreement that is contrary to the statements made in the Press Release or the terms of this Agreement, except as required by law or the rules of any stock exchange or with the prior written consent of the other Party. The Company acknowledges that the H Partners Group may file this Agreement as an exhibit to its Schedule 13D. The Company shall be given a reasonable opportunity to review and comment on any Schedule 13D filing made by the H Partners Group with respect to this Agreement, and the H Partners Group shall give reasonable consideration to any comments of the Company. The H Partners Group acknowledges and agrees that the Company may file this Agreement and file or furnish the Press Release with the SEC as exhibits to a Current Report on Form 8-K and other filings with the SEC. The H Partners Group shall be given a reasonable opportunity to review and comment on any Current Report on Form 8-K or other filing with the SEC made by the Company with respect to this Agreement, and the Company shall give reasonable consideration to any comments of the H Partners Group.

Section 6.Expenses. Each Party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby, except that the Company will reimburse the H Partners Group for its reasonable, documented out-of-pocket expenses, including legal fees incurred in connection with seeking representation on the Board and the negotiation and entry into this Agreement, in an amount not to exceed $100,000.

Section 7.Certain Defined Terms. For purposes of this Agreement:

(a)“Affiliate” has the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act, and shall include all persons or entities that at any time during the term of this Agreement become Affiliates of any person or entity referred to in this Agreement.

(b)“Beneficial Ownership” means having the right or ability to vote, cause to be voted or control or direct the voting of any Voting Securities (in each case whether directly or indirectly, including pursuant to any agreement, arrangement or understanding, whether or not in writing); provided, that a person shall be deemed to have “Beneficial Ownership” of any Voting Securities that such person has a right, option or obligation to own, acquire or control or direct the voting of upon conversion, exercise, expiration, settlement or similar event (“Exercise”) under or pursuant to (i) any Derivative (whether such Derivative is subject to Exercise immediately or only after the passage of time or upon the satisfaction of one or more conditions) and (ii) any Synthetic Position that is required or permitted to be settled, in whole or in part, in Voting Securities. A person shall be deemed to be the “Beneficial Owner” of, or to “beneficially own,” any securities that such person has Beneficial Ownership of.

(c)“Business Day” means any day that is not (i) a Saturday, (ii) a Sunday or (iii) other day on which commercial banks in the State of New York are authorized or required to be closed by applicable law.

(d)“Director Criteria” means that a person (i) qualifies as “independent” pursuant to SEC rules and regulations, applicable stock exchange listing standards and applicable corporate governance policies, (ii) qualifies to serve as a director under the General Corporation Law of the State of Delaware, (iii) is not a former employee or current employee of the H Partners Group and (iv) has the relevant experience to be a director of the Company.

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(e)“Exchange Act” means the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder).

(f)“Extraordinary Transaction” means any merger, acquisition, disposition of all or substantially all of the assets of the Company or other business combination involving the Company requiring a vote of stockholders of the Company.

(g)“H Partners Director Criteria” means that a person (i) qualifies as “independent” pursuant to SEC rules and regulations, applicable stock exchange listing standards and applicable corporate governance policies, (ii) qualifies to serve as a director under the General Corporation Law of the State of Delaware and (iii) has the relevant experience to be a director of the Company.

(h)“Party” means the Company and the H Partners Group, individually, and “Parties” means the Company and the H Partners Group, collectively.

(i)“SEC” means the U.S. Securities and Exchange Commission.

(j)“Substantial Disposition” means any transaction or series of related transactions pursuant to which the H Partners Group sells or agrees to sell, through swap or hedging transactions or otherwise, any Voting Securities or any voting rights decoupled from the underlying Voting Securities held by the H Partners Group or by any Affiliate of the H Partners Group constituting 5% or more of the then-outstanding Voting Securities to any person.

(k)“Synthetic Position” means any option, warrant, convertible security, stock appreciation right or other security, contract right or derivative position or similar right (including any “swap” transaction with respect to any security, other than a broad based market basket or index) (each of the foregoing, a “Derivative”), whether or not presently exercisable, that has an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of Voting Securities or a value determined in whole or in part with reference to, or derived in whole or in part from, the value of Voting Securities and that increases in value as the market price or value of Voting Securities increases or that provides an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of Voting Securities, in each case regardless of whether (x) it conveys any voting rights in such Voting Securities to any person, (y) it is required to be or capable of being settled, in whole or in part, in Voting Securities, or (z) any person (including the holder of such Synthetic Position) may have entered into other transactions that hedge its economic effect.

(l)“Voting Securities” means the Common Stock and any other securities of the Company entitled to vote in the election of directors.

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Section 8.Mandatory Injunctive Relief; Fees.

(a)Each Party acknowledges and agrees that any breach of any provision of this Agreement shall cause the other Party irreparable harm which would not be adequately compensable by money damages. Accordingly, in the event of a breach or threatened breach by a Party of any provision of this Agreement, the other Party shall be entitled to the remedies of injunction or other preliminary or equitable relief, without having to prove irreparable harm or actual damages or post a bond or other security. The foregoing right shall be in addition to such other rights or remedies that may be available to the non-breaching Party for such breach or threatened breach, including the recovery of money damages.

(b)If a Party institutes any legal suit, action, or proceeding against the other Party to enforce this Agreement (or obtain any other remedy regarding any breach of this Agreement) or arising out of or relating to this Agreement, including contract, equity, tort, fraud, and statutory claims, the prevailing Party in the suit, action, or proceeding is entitled to receive, and the non-prevailing Party shall pay, in addition to all other remedies to which the prevailing Party may be entitled, the costs and expenses incurred by the prevailing Party in conducting the suit, action, or proceeding, including actual attorneys’ fees and expenses, even if not recoverable by law.

Section 9.Confidentiality.

(a)The New Director shall be required to preserve the confidentiality of the Company’s business and information, including any non-public information entrusted to or obtained by such director by reason of his or her position as a director of the Company (“Confidential Information”).

(b)Notwithstanding the foregoing, the New Director or any Replacement Director may, if he or she wishes to do so, provide Confidential Information to the investment professionals of the H Partners Group (“H Partners Investment Professionals”), solely to the extent such H Partners Investment Professionals need to know such information in connection with the H Partner Group’s investment in the Company; provided, however, that H Partners (i) shall inform each H Partners Investment Professional of the confidential nature of the Confidential Information, (ii) shall cause each H Partners Investment Professional not to disclose any Confidential Information to any Person other than H Partners Investment Professionals in compliance with this Section 9 and (iii) shall cause each H Partners Investment Professional not to use any Confidential Information other than in connection with the H Partners Group investment in the Company. The H Partners Group shall be responsible for the breach of this Section 9 by any of its Representatives.

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(c)Notwithstanding anything in this Agreement to the contrary, in the event that H Partners Group or any of its Representatives is required in connection with any Legal Requirement (excluding any such requirement arising out of any action or proceeding initiated by the H Partners Group or its Representatives, including for the avoidance of doubt any requirement to make a filing with the SEC or under any securities laws or regulations) to disclose Confidential Information, it is agreed that the H Partners Group or such Representative will, to the extent legally permissible, provide the Company with prompt written notice of such event so that the Company may seek a protective order or other appropriate remedy or waive compliance with the applicable provisions of this Agreement and, if applicable, the Company’s Code of Business Conduct and Ethics for Directors by the H Partners Group or such Representative. In the event that (i) such protective order or other remedy is not obtained and disclosure of Confidential Information is therefore required (and such requirement does not arise from a breach of this Agreement by the H Partners Group) or (ii) the Company consents in writing to having the Confidential Information produced or disclosed pursuant to such Legal Requirement, the H Partners Group or such Representative, as the case may be, (A) may, without liability hereunder, furnish that portion (and only that portion) of the Confidential Information that the H Partners Group or such Representative’s legal counsel advises is legally required to be disclosed and (B) will use reasonable efforts, at the Company’s expense, to obtain reasonable assurance that confidential treatment is accorded to any Confidential Information so furnished. In no event will the H Partners Group or its Representatives oppose any action by the Company to obtain a protective order or other relief to prevent the disclosure of the Confidential Information or to obtain reliable assurance that confidential treatment will be afforded to the Confidential Information.

(d)Any confidentiality obligations under this Section 9 shall expire 18 months after the date on which the New Director no longer serves as a director of the Company; provided, that the H Partners Group shall maintain in accordance with the confidentiality obligations set forth herein any Confidential Information constituting trade secrets for such longer time as such information constitutes a trade secret of the Company as defined under 18 U.S.C. § 1839(3).

Section 10.Securities Laws. H Partners acknowledges that it is aware, and will advise each H Partners Investment Professional who receives Confidential Information pursuant to Section 9(b), that United States securities laws prohibit any Person who has received material, non-public information from purchasing or selling securities on the basis of such information or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person may trade securities on the basis of such information. H Partners agrees that neither it nor its investment professionals will use or communicate any Confidential Information in violation of such laws. H Partners maintains customary policies and procedures designed to prevent unauthorized disclosure and use of material, non-public information. During the Cooperation Period, H Partners shall not purchase or sell, directly or indirectly, any securities of the Company during any blackout periods applicable to all directors under the Company’s insider trading policy.

Section 11.Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Each Party agrees to use its commercially reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or unenforceable by a court of competent jurisdiction.

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Section 12.Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally, (ii) upon confirmation of receipt, when sent by e-mail (provided, that such confirmation is not automatically generated), or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company:

Six Flags Entertainment Corporation

924 Avenue J East

Grand Prairie, Texas 75050

Attention:	General Counsel
E-mail:	lBalk@sftp.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention:	Sarkis Jebejian Shaun J. Mathew
E-mail:	sarkis.jebejian@kirkland.com shaun.mathew@kirkland.com

If to the H Partners Group:

c/o H Partners Management, LLC
888 Seventh Avenue, 29th Floor
New York, NY 10019

Attention:	Lloyd Blumberg
E-mail:	lblumberg@hpartnerslp.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

Attention:	Andrew M. Freedman
E-mail:	afreedman@olshanlaw.com

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Section 13.Governing Law; Jurisdiction; Jury Waiver. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or any action of the Company or the H Partners Group in the negotiation, administration, performance or enforcement hereof shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each Party irrevocably agrees that any legal action or proceeding with respect to this Agreement and any rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and any rights and obligations arising hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) (the “Chosen Courts”). Each Party hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the Chosen Courts and agrees that it will not bring any action relating to this Agreement in any court other than the Chosen Courts. Each Party hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any Chosen Court or from any legal process commenced in the Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in any Chosen Court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by the Chosen Courts. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

Section 14.Counterparts; Electronic Transmission. This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement. Any signature to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

Section 15.Non-Disparagement. Subject to applicable law, each of the Parties covenants and agrees that:

(a)during the period commencing upon the execution of this Agreement and ending on the earlier of (x) the conclusion of the Cooperation Period and (y) such time as the other Party or any of its Affiliates, Representatives, successors, assigns shall have breached this Section 15 (a), neither it nor any of its respective Affiliates, Representatives, successors, assigns, shall in any way disparage, comment negatively upon, slander, criticize, attempt to discredit, make derogatory statements with respect to, call into disrepute, defame, make or cause to be made any statement or announcement that relates to or constitutes an ad hominem attack on, or relates to and otherwise disparages (or causes to be disparaged) the other Party or such other Party’s subsidiaries, Affiliates, successors, assigns, officers (including any current or former officer of a Party or a Party’s subsidiaries), directors (including any current or former director of a Party or a Party’s subsidiaries), stockholders, or Representatives, or any of their practices, procedures, businesses, business operations, products or services, in any manner; and

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(b)during the period commencing at the expiration of the Cooperation Period and ending on the earlier of (x) the one-year anniversary of the expiration of Cooperation Period and (y) such time as the other Party or any of its Affiliates, Representatives, successors, assigns shall have breached this Section 15 (b), neither it nor any of its respective Affiliates, Representatives, successors, assigns, shall in any way make derogatory statements with respect to, defame, make or cause to be made any statement or announcement that relates to or constitutes an ad hominem attack on, or relates to and otherwise disparages (or causes to be disparaged) the other Party’s individual officers (including any current or former officer of a Party or a Party’s subsidiaries), individual directors (including any current or former director of a Party or a Party’s subsidiaries), individual stockholders, or individual Representatives in any manner; provided, that nothing in this Section 15(b) shall restrict or prohibit the H Partners Group from soliciting proxies or written consents of stockholders or conducting any other type of referendum (binding or non-binding) with respect to, or from the holders of, Voting Securities, or becoming a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act), in or assisting, advising, knowingly encouraging or knowingly influencing any third party in any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any Voting Securities at any Stockholder Meeting, in each case, following the expiration of the Cooperation Period; and provided, further, nothing in this Section 15(b) shall prohibit any factual or truthful statements made in respect of either Party or its Affiliates, officers (including any current or former officer of a Party or a Party’s subsidiaries), directors (including any current or former director of a Party or a Party’s subsidiaries), stockholders, or Representatives.

(c)Nothing in this Section 15 will be deemed to prevent either the Company or the H Partners Group from complying with its respective disclosure obligations under law, legal process, subpoena, the rules of any stock exchange or any legal requirement or as part of a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.

Section 16.No Waiver. Any waiver by any Party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver of, or deprive that Party of the right thereafter to insist upon strict adherence to, that term or any other term of this Agreement.

Section 17.Entire Agreement; Amendments. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof. This Agreement may only be amended pursuant to a written agreement executed by each Party.

Section 18.Successors and Assigns. This Agreement may not be transferred or assigned by any Party without the prior written consent of the other Party. Any purported assignment without such consent is null and void. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each Party.

Section 19.No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties and is not enforceable by any other person.

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Section 20.Interpretation and Construction. Each Party acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each Party, and any controversy over any interpretation of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, (i) the word “including” (in its various forms) means “including, without limitation,” (ii) the words “hereunder,” “hereof,” “hereto” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement, and (iii) the word “or” is not exclusive.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each Party has executed this Agreement or caused the same to be executed by its duly authorized representative as of the date first above written.

SIX FLAGS ENTERTAINMENT CORPORATION

By:	/s/ Marshall Barber
	Name:	Marshall Barber
	Title:	Chief Financial Officer

[Signature Page to Cooperation Agreement]

IN WITNESS WHEREOF, each Party has executed this Agreement or caused the same to be executed by its duly authorized representative as of the date first above written.

H PARTNERS MANAGEMENT, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H PARTNERS, LP

By:	/s/ Rehan Jaffer
	Name:	H Partners Capital, LLC, its General Partner
	Title:	Rehan Jaffer, as Managing Member

H PARTNERS CAPITAL, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H OFFSHORE FUND LTD.

By:	/s/ Rehan Jaffer
	Name:	H Partners Management, LLC, its Investment Manager
	Title:	Rehan Jaffer, as Managing Member

/s/ Rehan Jaffer
Rehan Jaffer

/s/ Arik Ruchim
Arik Ruchim

[Signature Page to Cooperation Agreement]

SCHEDULE A

1.	H Partners Management, LLC
2.	H Partners, LP
3.	H Partners Capital, LLC
4.	H Offshore Fund Ltd.
5.	Rehan Jaffer
6.	Arik Ruchim

EXHIBIT A

FORM OF

IRREVOCABLE LETTER OF RESIGNATION

January 30, 2020

Six Flags Entertainment Corporation

924 Avenue J East

Grand Prairie, Texas 75050

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to that certain Cooperation Agreement (the “Agreement”), dated as of January 30, 2020, by and between Six Flags Entertainment Corporation (the “Company”) and the H Partners Group (as such term defined therein). Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement. Effective upon, and subject to, such time as (i) the H Partners Group fails to maintain the Minimum Ownership Level, (ii) I receive a written request for my resignation from the majority of the Board (not including me) or (iii) any member of the H Partners Group is in material breach of the Agreement, I hereby resign from my position as a director of the Company and from any and all committees of the Board on which I serve.

This resignation may not be withdrawn by me at any time during which it is effective.

Sincerely,

Arik Ruchim
Director

EXHIBIT B

FORM OF

REPLACEMENT DIRECTOR IRREVOCABLE LETTER OF RESIGNATION

[Date]

Six Flags Entertainment Corporation

924 Avenue J East

Grand Prairie, Texas 75050

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to that certain Cooperation Agreement (the “Agreement”), dated as of January 30, 2020, by and between Six Flags Entertainment Corporation (the “Company”) and the H Partners Group (as such term defined therein). Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement. Effective upon, and subject to, such time as (i) the H Partners Group fails to maintain the Minimum Ownership Level or (ii) any member of the H Partners Group is in material breach of the Agreement, I hereby resign from my position as a director of the Company and from any and all committees of the Board on which I serve.

This resignation may not be withdrawn by me at any time during which it is effective.

Sincerely,

[__]
Director

EXHIBIT C

Press Release